UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of	May	,	2015
Commission File Number	001-31930
ATLATSA RESOURCES CORPORATION
(Translation of registrant’s name into English)
15th Floor, 1040 West Georgia Street, Vancouver, British Columbia, Canada, V6E 4H8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	X	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

            Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document	Description

1.	Atlatsa Announces Results for the Quarter Ended March 31, 2015

Document 1

Media release

ATLATSA ANNOUNCES RESULTS FOR THE QUARTER ENDED MARCH 31, 2015

Improved cash generating ability; ramp-up of expansion projects on track

First quarter 2015 operational and financial features:

•	Total tonnes milled decreased 4.4% quarter-on-quarter to 372,896
•	4E PGM* ounces produced remained relatively flat at 42,875
•	Sales revenues decreased 2.8% to $52.3 million
•	Average ZAR 4E PGM basket price decreased 6.5% quarter-on-quarter
•	Cash generated by operations improved 103.3% to $0.9 million
•	Ramp-up of two key expansion projects remains on track
•	Lost-time injury frequency rate (“LTIFR”) at 1.04 per 200,000 hours worked

May 15, 2015 Atlatsa Resources Corporation (“Atlatsa” or the “Company”) (TSX: ATL; NYSE MKT: ATL; JSE: ATL) announces its operating and financial results for the three months ended March 31, 2015. This release should be read together with the Company’s unaudited condensed consolidated interim financial statements for the three months ended March 31, 2015 (the “Consolidated Financial Statements”) and the related Management Discussion and Analysis of Financial Condition and Results of Operations (the “MD&A”) filed on www.sec.gov and www.sedar.com, which are also available at www.atlatsa.com. Currency values are presented in South African Rand (ZAR), Canadian Dollars ($) and United States Dollars (US$).

Harold Motaung, Chief Executive Officer of Atlatsa, said, “The first quarter of 2015 was characterised by Section 54 safety stoppages and a disappointing safety performance at the mine. Production was also impacted by challenges associated with the opencast operation as a result of community unrest in the fourth quarter of 2014. The safety and health of our employees remains one of our key focus areas and we continue to encourage our employees and contractors to work safely at all times.”

“The Company was able to generate cash from its operations as well as maintain Bokoni Mine’s ramp-up profile at its two key underground development shafts. Capital discipline, cost containment and efficiency improvements remain key focus areas for Atlatsa.”

* 4E PGM means platinum group metals comprising: platinum, palladium, rhodium and gold.

For further information: On behalf of Atlatsa Resources Prudence Lebina, Head: Investor Relations Office: +27 11 779 6800 Email: prudencel@atlatsa.com	Russell and Associates Charmane Russell Office: +27 11 880 3924 Mobile: +27 82 372 5816	Standard Bank of South Africa Limited Natalie Di-Sante Office: +27 11 721 6125 Email: Natalie.di-sante@standardbank.co.za

Bokoni Mine operating and financial performance

Set out below are summaries of the key operating and financial results for Bokoni Mine and the Company for the quarter ended March 31, 2015.
Operating results		Q1 2015	Q1 2014	% change
Tonnes delivered	t	372,661	395,957	(5.9)
Tonnes milled	t	372,896	390,099	(4.4)
Recovered grade	g/t milled, PGM	3.6	3.4(1)	4.7
PGM oz produced	oz	42,875	42,820	0.1
UG2 milled to total milled	%	30.1	32.1	(6.2)
Primary development	metres	2,195	2,686	(18.3)
Operating cost/tonne milled	ZAR/t	1,381	1,308	(5.6)
Operating cost/PGM oz	ZAR/PGM oz	12,013	11,918	(0.8)
Lost Time Injury Frequency Rate (LTIFR)	Per 200,000 hours worked	1.04	0.96(1)	(8.3)

Financial summary
Expressed in Canadian Dollars (000’s)	Q1 2015	Q1 2014	% change
Revenue	52,311	53,831	(2.8)
Cash operating costs	55,125	50,859	(8.4)
Cash operating profit	(2,814)	2,972	(194.7)
Cash operating margin	(5.4%)	5.5%	(197.4)
EBITDA(2)	(3,419)	486	(804)
(1)  Restated
 (2) EBITDA means earnings before net finance costs, income tax, depreciation and amortization. EBITDA is not a recognized measure under International Financial Reporting Standards (“IFRS”) and should not be construed as an alternative to net earnings or loss determined in accordance with IFRS as an indicator of the financial performance of Atlatsa or as a measure of Atlatsa’s liquidity and cash flows. While EBITDA is a useful supplemental measure of cash flow prior to debt service, changes in working capital, capital expenditures and taxes, Atlatsa’s method of calculating EBITDA may differ from other issuers and, accordingly, EBITDA may not be comparable to similar measures presented by other issuers. See the section entitled “Segment Information” of the Consolidated Financial Statements for a reconciliation of EBITDA to net income / (loss).

Safety and health

Bokoni Mine’s LTIFR increased to 1.04 per 200,000 hours worked during the quarter. Eight Section 54 safety stoppages were imposed by the South African Department of Mineral Resources (DMR) at the operations, resulting in a loss of 1,325 4E PGM ounces. It remains critical that all employees and contractors operating at Bokoni Mine work safely and adopt the principle of zero harm.

Operational results

Tonnes milled at the mine decreased by 4.4% to 372,896 tonnes, resulting in flat production of 42,875 4E PGM ounces compared to 42,820 4E PGM ounces during the first quarter of 2014. This slight decrease is as a result of safety stoppages at the mine, frequent cuts in electricity supply as well as lower production from the Klipfontein opencast mine. Operations at the eastern section of the Klipfontein opencast mine remain suspended.

Primary development decreased by 18.3% quarter-on-quarter to 2,195 metres as planned, following a strategic decision to reduce development to a level sufficient to meet Bokoni Mine’s stoping flexibility requirements. The current primary development rate is expected to be sufficient to meet the requirements of the mine’s growth plan.

Recoveries at the concentrator plant decreased by 0.7% to 89.2% and remained constant at 85.8% for the Merensky and UG2 concentrate, respectively. The decrease is as a result of processing of lower grade ore from the opencast operation.

Financial results

Revenue decreased 2.8% quarter-on-quarter to $52.3 million as a result of the 6.5% decrease in the average ZAR PGM basket price for the quarter (ZAR11,569 compared to ZAR12,373).

Total cash operating costs increase of 8.4% is largely attributable to:
•	10.8% increase in labour costs as a result of annual wage increases and an increase in production bonus payments during the period due to the increase in underground production;
•	marginal 3.8% increase in stores costs;
•	10.6% increase in utility costs as a result of increased underground production and a 12.7% rate increase in the power tariff by South Africa’s national utility, Eskom Holdings Limited; and
•	29.1% increase in sundries due to a 9% increase in belt maintenance contract payments as well as payment of previously deferred service level agreement costs.

Total capital expenditure for Q1 2015 was $3.8 million (compared to $11.2 million for Q1 2014), comprising 23% sustaining capital and 77% project expansion capital associated with the two key ramp-up shaft operations. The decrease in capital expenditure is as a result of a strategic decision by management to reduce costs without compromising Bokoni Mine’s development plan.

The Company continued to improve its cash generating ability, with operating activities generating cash of $0.9 million in the first quarter of 2015, compared to $27.1 million utilised by operations in the first quarter of 2014. As at March 31, 2015, Atlatsa had a cash balance of $4.6 million, excluding restricted cash.

Earnings

The basic and diluted loss deteriorated to 2 cents per share compared to basic and diluted loss of 1 cent per share, in the first quarter of 2014.

Issued share capital

As at March 31, 2015 Atlatsa had 554,288,473 issued and outstanding common shares.

Financial results – Atlatsa
Expressed in Canadian Dollars (000’s)	Q1 2015	Q1 2014	% change
Revenue	52,311	53,831	(2.8)
Cost of sales	(63,368)	(60,966)	(3.9)
Gross loss	(11,058)	(7,135)	(55.0)
General and administrative expenses	(2,633)	(3,365)	21.8
Other income	304	399	(23.8)
Operating loss	(13,387)	(10,101)	(32.5)
Net finance costs	(4,862)	(3,900)	(27.1)
Income tax	1,459	1,185	23.2
Loss for the period	(16,790)	(12,816)	(31.0)
Loss attributable to Atlatsa shareholders	(8,869)	(4,877)	(81.9)
Basic loss per share – cents	(2)	(1)	(100.0)

Outlook

Mine management continues to focus on various initiatives to improve operational efficiencies, disciplined capital allocation and cost management, without comprising Bokoni Mine’s existing ramp-up plan. Safety remains a focus area for the mine as the safety of all employees and contractors across operations as well as that of our community members, remains of paramount importance to the Company.

Bokoni Mine back at full production

On May 11, 2015, operations at Bokoni Mine were interrupted by unrest that erupted in the Bokoni Mine area when some members of communities surrounding Bokoni blocked the main road leading to the mine with burning tyres and rocks. The unrest prevented employees from reporting to work which resulted in three days of lost production. Stability was restored to the area on May 14, 2015 and all employees have since returned to work.

Stakeholder engagement is a key pillar of Atlatsa’s business ethos. Atlatsa invests in the area through community-based projects and continually encourages community members to utilize existing legitimate structures to engage with the mine.

Change of Sponsor on the JSE Limited

Shareholders are advised that One Capital Sponsor Services Proprietary Limited has been appointed as Sponsor to the Company on the JSE Limited, effective June 1, 2015.

Queries:

On behalf of Atlatsa
Prudence Lebina
Head of Investor Relations
Office: +27 11 779 6800
Email: PrudenceL@atlatsa.com

JSE Sponsor:
The Standard Bank of South Africa Limited
Natalie Di-Sante
Office: +27 11 721 6125

Russell and Associates
Pam McLeod
Office: +27 11 880 3924
Email: pam@rair.co.za

Cautionary note regarding forward-looking information
This document contains “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws that are based on Atlatsa’s expectations, estimates and projections as of the dates as of which those statements are made, including statements relating to anticipated financial or operational performance. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Atlatsa believes that such forward-looking statements are based on material factors and reasonable assumptions, including the following assumptions: open cast mining and accelerated development of underground shaft systems at Bokoni Mine will have anticipated positive impacts on operations and production; Bokoni Mine will maintain production levels in accordance with mine operating plan; Bokoni Mine operating plan will continue to be implemented as expected and will achieve improvements in production and operational efficiencies as anticipated; the Company will be able to satisfy the terms and conditions of its letter of support from Anglo Platinum, dated November 10, 2014, as described in Section 1.11 “Liquidity” in the MD&A and under “Going Concern” in Note 2 of the Consolidated Financial Statements; the Platreef Projects will continue to be positive; contracted parties provide goods and/or services on the agreed timeframes; equipment necessary for construction and development is available as scheduled and does not incur unforeseen breakdowns; no material labour slowdowns, strikes or community unrest are incurred; plant and equipment functions as specified; geological or financial parameters do not necessitate future mine plan changes; and no geological or technical problems occur.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These include but are not limited to:

•
uncertainties related to the Company’s ability to satisfy the terms and conditions of its letter of support from Anglo Platinum, dated November 10, 2014, as described in Section 1.11 “Liquidity” in the MD&A and under “Going Concern” in Note 2 of the Consolidated Financial Statements;

•	uncertainties related to achievement of the financial and operational improvements expected as a result of the Restructure Plan;
•	uncertainties related to continued implementation of the Bokoni Mine operating plan and opencast mining;

•	uncertainties related to the timing of the implementation of the Bokoni Mine deferred expansion plans;
•	uncertainties related to feasibility studies that provide estimates of expected or anticipated costs, expenditures and economic returns from a mining project;
•	uncertainties related to expected production rates, timing of production and the cash and total costs of production and milling;
•	uncertainties related to continued availability of capital and financing;
•	uncertainties related to the ability to obtain necessary licenses, permits, electricity, surface rights and title for development projects;
•
uncertainties related to the accuracy of our mineral reserve and mineral resource estimates and our estimates of future production and future cash and total costs of production, and the geotechnical or hydrogeological nature of ore deposits, and diminishing quantities or grades of mineral reserves;

•	uncertainties related to unexpected judicial or regulatory proceedings;
•	changes in, and the effects of, the laws, regulations and government policies affecting our mining operations, particularly laws, regulations and policies relating to:
o	mine expansions, environmental protection and associated compliance costs arising from exploration, mine development, mine operations and mine closures;
o	expected effective future tax rates in jurisdictions in which our operations are located;
o	the protection of the health and safety of mine workers; and
o	mineral rights ownership in countries where our mineral deposits are located, including the effect of the Mineral and Petroleum Resources Development Act (South Africa);
•
changes in general economic conditions, the financial markets and in the demand and market price for gold, copper and other minerals and commodities, such as diesel fuel, coal, petroleum coke, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. Dollar, Canadian Dollar and South African Rand;

•	unusual or unexpected formation, cave-ins, flooding, pressures, and precious metals losses (and the risk of inadequate insurance or inability to obtain insurance to cover these risks);
•
changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates; environmental issues and liabilities associated with mining including processing and stock piling ore;

•	geopolitical uncertainty and political and economic instability in countries which we operate;
•	the effect of HIV/AIDS on labour force availability and turnover; and
•
labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, or environmental hazards, industrial accidents or other events or occurrences, including third party interference that interrupt the production of minerals in our mines.

For further information on Atlatsa, investors should review the Company’s Annual Report on Form 20-F for the year ended December 31, 2014 and other disclosure documents available at www.sedar.com and with the United States Securities and Exchange Commission, available at www.sec.gov.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ATLATSA RESOURCES CORPORATION
(Registrant)

Date:	May 15, 2015	By:	/s/ Boipelo Lekubo
Name: Boipelo Lekubo Title: Chief Financial Officer